ABVC BioPharma, Inc.

44370 Old Warm Springs Blvd.,

Fremont, CA 94538

VIA EDGAR

March 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Ms. Jessica Dickerson

Re:	ABVC BioPharma, Inc. Amendment to Registration Statement on Form S-1, as amended File No. 333-276500 File No. 333-271416

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ABVC BioPharma Inc., a Nevada corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will become effective at 4:00 p.m. Eastern Time on April 1, 2024 or as soon thereafter as practicable.

Very truly yours,

/s/ Uttam Patil
Uttam Patil Chief Executive Officer